

DHX MEDIA CLOSES SALE TO SONY OF
MINORITY STAKE IN PEANUTS

Halifax, NS – 23 July 2018 – DHX Media (or the "Company") (TSX: DHX, NASDAQ: DHXM), a global children's content and brands company, has closed its previously announced sale of a minority stake in Peanuts to Sony Music Entertainment (Japan) Inc. ("SMEJ"). SMEJ has indirectly purchased 49% of DHX Media's 80% interest in Peanuts for C$235.6 million in cash, subject to certain adjustments contemplated in the original agreement. DHX Media now owns 41% of Peanuts, SMEJ owns 39%, and the members of the family of Charles M. Schulz retain their 20% interest.

DHX Media and SMEJ have also completed their agreement to extend the duration of the current Licensing and Syndication Agency agreement with SMEJ's consumer products division, Sony Creative Products Inc. ("SCP") in Japan, where SCP has successfully grown the Peanuts business by over 200% as its agent since 2010.

Michael Donovan, Executive Chair and CEO, DHX Media, commented: "Through this transaction we have reduced our debt, while retaining control of Peanuts and strengthening our relationship with a world-leading entertainment and consumer products company. Peanuts is enormously popular around the world, and we look forward to working with Sony to continue driving growth for Charlie Brown, Snoopy and the rest of the Peanuts gang."

DHX Media has used the net proceeds from the transaction to reduce indebtedness under its term credit facility.

DHX Media was advised by Deutsche Bank Securities, Inc and Canaccord Genuity Corp.

For more information, please contact:

Investor Relations: Nancy Chan-Palmateer – Director, Investor Relations, DHX Media Ltd.
nancy.chanpalmateer@dhxmedia.com
+1 416-977-7358

HALIFAX
1478 Queen St.
2nd Floor
Halifax, NS B3J 2H7
+1 902-423-0260

TORONTO
Queen's Quay Terminal
207 Queens Quay W.
Suite 550
Toronto, ON M5J 1A7
+1 416-363-8034

VANCOUVER
380 West 5th Avenue
Vancouver, BC V5Y 1J5
+1 604-684-2363

NEW YORK
370 7th Avenue
7 Penn Plaza
Suite 1701
New York, NY 10001
+1 212-293-8555

LONDON
1 Queen Caroline St.
2nd Floor
London, W6 9YD, UK
+44 020-8563-6400



Media: Shaun Smith – Director, Corporate & Trade Communications, DHX Media Ltd.
shaun.smith@dhxmedia.com
+1 416-977-7230

About DHX Media
DHX Media Ltd. (TSX: DHX; NASDAQ: DHXM) is a leading children's content and brands company, recognized globally for such high-profile properties as *Peanuts*, *Teletubbies, Strawberry Shortcake, Caillou, Inspector Gadget*, and the acclaimed *Degrassi* franchise. One of the world's foremost producers of children's shows, DHX Media owns the world's largest independent library of children's content, at 13,000 half-hours. It licenses its content to broadcasters and streaming services worldwide and generates royalties through its global consumer products program. Through its subsidiary, WildBrain, DHX Media operates one of the largest networks of children's channels on YouTube. Headquartered in Canada, DHX Media has offices worldwide. Visit us at www.dhxmedia.com

About Sony Music Entertainment (Japan) Inc.
Sony Music Entertainment (Japan) Inc. (SMEJ) holds all shares and serves as headquarters for the management and administration of all Sony Music Group subsidiaries, while continuing to grow as a diversified entertainment company. Operations include marketing and tie-ins, finding and developing artists, various entertainers and creators, as well as building our businesses abroad. SMEJ strives to continue finding new opportunities for the entertainment business by coordinating the various business resources throughout the Sony Music Group, in areas such as digital content where some of the latest technologies including VR and AI are applied, digital publishing, exhibition design, education, and sports entertainment. https://www.sme.co.jp/s/SMEen

About Sony Creative Products Inc.
Sony Creative Products Inc. (SCP) is an IP firm that provides a full range of merchandising and marketing services focused on the development and use of domestic and international intellectual properties such as copyrighted and trademarked material including illustrated characters. Operations include merchandising such as video, print publications, apparel, toys and other products, while uses in the services field include broadcasting, screening, events, amusement facilities, telecommunications, sales promotion, and distribution, which are handled either directly or under license. http://www.scp.co.jp/en/

HALIFAX
1478 Queen St.
2nd Floor
Halifax, NS B3J 2H7
+1 902-423-0260

TORONTO
Queen's Quay Terminal
207 Queens Quay W.
Suite 550
Toronto, ON M5J 1A7
+1 416-363-8034

VANCOUVER
380 West 5th Avenue
Vancouver, BC V5Y 1J5
+1 604-684-2363

NEW YORK
370 7th Avenue
7 Penn Plaza
Suite 1701
New York, NY 10001
+1 212-293-8555

LONDON
1 Queen Caroline St.
2nd Floor
London, W6 9YD, UK
+44 020-8563-6400



Disclaimer

This press release contains "forward-looking statements" under applicable securities laws with respect to DHX Media including, without limitation, statements regarding expected benefits from the transactions with Sony and future growth of the Peanuts property. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risks related to integration, DHX Media's ability to effectively operate the business following closing, market factors, contract interpretation and other factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's most recent Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company's annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

HALIFAX
1478 Queen St.
2nd Floor
Halifax, NS B3J 2H7
+1 902-423-0260

TORONTO
Queen's Quay Terminal
207 Queens Quay W.
Suite 550
Toronto, ON M5J 1A7
+1 416-363-8034

VANCOUVER
380 West 5th Avenue
Vancouver, BC V5Y 1J5
+1 604-684-2363

NEW YORK
370 7th Avenue
7 Penn Plaza
Suite 1701
New York, NY 10001
+1 212-293-8555

LONDON
1 Queen Caroline St.
2nd Floor
London, W6 9YD, UK
+44 020-8563-6400